Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

August 24, 2017

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”) Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on July 31, 2017 with respect to the Amendment and the following series of the Trust: Pacer US Small Cap Cash Cows 100 ETF (the “Fund”).  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.	If the Fund is a party to an index licensing or sub-licensing agreement, please file a copy of such agreement as an exhibit to the registration statement.

Response:
The Trust notes that the Index is provided by the Adviser for use by the Fund. Because the Fund is not a party to any licensing or sub-licensing agreement with the Adviser, the Trust does not have an applicable agreement to file as an exhibit to its registration statement.

Comment 2.	In the Fund’s fee table, please confirm acquired fund fees and expenses are estimated to be less than one-half of one basis point, else add a line for acquired fund fees and expenses.

Response:	The Trust confirms that acquired fund fees and expenses are estimated to be less than one-half of one basis point and consequently, no additional disclosure has been added.

Comment 3.
Please review the use of the term “index” throughout the document to confirm whether it should be capitalized. Please also clarify whether there is a distinction between “projected” free cash flows and earnings and “forward year estimates” for free cash flows and earnings. Additionally, please disclose what happens if free cash flow information is not available.

Response:
The Trust has reviewed the use of the term “index” throughout the document and revised its capitalization as appropriate. The Trust also confirms that “projected” and “forward year estimates” are synonymous. To avoid confusion, the third sentence in the second paragraph under “The Index” has been revised to read as follows: “Companies for which information on their projected free cash flows or earnings is not available will remain in the Index universe.”

Comment 4.	Please confirm whether the Index will always be comprised of at least 100 companies and explain what would happen if less than 100 companies qualified for inclusion in the Index.

Response:
The Trust notes that the Index is expected to be comprised of at least 100 companies. The Trust further notes that it expects that, if less than 100 companies qualified for inclusion in an Index, all qualifying companies would be included in the Index. Because the Adviser believes it is very unlikely that the Index will ever have less than 100 companies, the Trust respectfully declines to revise the disclosure.

Comment 5.	Please disclose how excess weight above the 2% cap is treated.

Response:	The following disclosure has been added: “Weight above the 2% limitation is redistributed among the other Index constituents in proportion to their weights.”

Comment 6.	The Staff notes that the smallest company in the Index had a market capitalization of just $41 million. Please consider adding disclosure regarding the risks of micro-cap companies.

Response:
The Trust notes that the minimum market capitalization for a company to be added to the S&P SmallCap 600® Index is $450 million, although the value of such companies may change over time. Additionally, as of July 31, 2017, the minimum market capitalization for the S&P SmallCap 600® was $79 million and the median market capitalization was $1.1 billion. Because the Adviser expects that the vast majority of companies in the Index will have a market capitalization near or above the minimum for the S&P SmallCap 600®, the Trust respectfully declines to add disclosure for micro-cap stocks.

Comment 7.	Please confirm whether the Index is concentrated in a particular industry or group of industries.

Response:	The Trust confirms that as of July 31, 2017, the Index was not concentrated in any particular industry or group of related industries.

Comment 8.	Please confirm that derivatives will not be counted toward the Fund’s 80% test.

Response:	The Trust so confirms.

Comment 9.	Please disclose the circumstances that would be expected to cause the Adviser to use a sampling strategy.

Response:
The following disclosure has been added to the end of the second paragraph under “The Fund’s Investment Strategy”: “(e.g., when replicating the Index involves practical difficulties or substantial costs, an Index constituent becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations that apply to the Fund but not to the Index).”

Comment 10.	Please explain why holding cash would help the Fund correlate to the Index.

Response:
The Trust notes that the applicable disclosure states that Fund may “invest up to 20% of its assets in cash and cash equivalents, other investment companies, as well as securities and other instruments not included in the Index but which the Adviser believes will help the Fund track the Index.” The Adviser does not expect to invest significant amounts in cash or cash equivalents, and the Adviser notes that the disclosure refers to the combination of cash, other investment companies, and securities not presently in the Index. The Fund would be expected to hold enough cash to pay the Fund’s expenses and make any appropriate distributions.

Comment 11.	Please explain why “Financial Sector Risk” is disclosed if financial companies are excluded from the Index.

Response:	The above-referenced disclosure has been deleted.

Comment 12.	Please confirm that the Fund’s portfolio managers are “jointly” and primarily responsible for the day-to-day managed of the Fund.

Response:	The Trust so confirms.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,
/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust